                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)

                       (Amendment No. 2)
       ----------------------------------------------------

                    ENTERPRISE SOFTWARE, INC.
       ----------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $0.001 per share
       ------------------------------------------------------
                  (Title of Class of Securities)

                            45337P10
                    -------------------------
                         (CUSIP Number)

             Wolf, Block, Schorr and Solis-Cohen LLP
                     111 South 15th Street
                     Philadelphia, PA 19102
             Attention: Herbert Henryson II, Esquire
                         (215) 977-2556
       ---------------------------------------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                         January 12, 1999
       ---------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of $$240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

          This Statement aments the Schedule 13D, dated August 19, 1998 (the "Schedule 13D"), filed by Robert Lautz and the other Filing Persons named therein relating to the Common Stock, $.001 par value (the "Common Stock"), of Enterprise Software, Inc. (formerly Indenet, Inc.), a Delaware corporation (the "Company"). All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.   Purpose of Transaction.
          ----------------------

       Item 4 is hereby amended to add the following:

          On January 12, 1999, Robert Lautz and Cary S. Fitchey sent a letter to the Board of Directors of the Company requesting that the Board terminate Mr. Andre A. Blay's employment with the Company as Chief Executive Officer, remove Mr. Blay as Chairman of the Board and seek Mr. Blay's resignation as a director. A copy of the letter is attached hereto as Exhibit 3 and is hereby incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

       Item 7 is hereby amended to add the following:

          3.   Letter to Board of Directors of the Company, dated
January 12, 1999.















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                            SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 1999

                                ROBERT LAUTZ

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                GRAEME JENNER

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                PETER RHODES-DIMMER

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                JUDITH K. THOME

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                STEVEN MICHAEL ROSS

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact


                                WILLIAM D. KILLION

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                WILLIAM KUNKEL

                                By: /s/ Cary S. Fitchey
                                    -------------------
                                    Cary S. Fitchey,
                                    Attorney in Fact

                                CARY S. FITCHEY

                                /s/ Cary S. Fitchey
                                -------------------



























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                         EXHIBIT INDEX
                         -------------

Exhibit No.             Description
-----------             -----------

     3                  Letter to Board of Directors of the
                        Company, dated January 12,1999.




































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                                                        Exhibit 3
                                                        ---------

January 12, 1999

Board of Directors
Enterprise Software, Inc.
38705 Seven Mile Road
Suite 435
Livonia, MI 48152-1056

Gentlemen:

          The purpose of this letter is to express our outrage with recent actions by the Company which appear to have been calculated to benefit the Chairman and Chief Executive Officer at the expense of the Company's shareholders. We believe that excessive benefits to Mr. Blay, wholly inadequate disclosure to shareholders and misguided acquisition and divestiture decisions are primarily responsible for the severe under performance of the Company's common stock. In view of the fact that Mr. Blay has responsibility for all such actions, we urge the Board of Directors to discharge Mr. Blay for cause under the terms of his employment agreement with the Company and immediately remove him as a director of the Company, cancel his SARs and deny him his excessive severance package. We believe that unless such actions are taken, Mr. Blay will continue to dominate and control the actions of the Company and thereby deprive the Company's shareholders of their right to receive the best value available for their shares.

          We have summarized below the principal reasons we believe the Board should take the actions noted above:

          1.   Material Conflicts of Interest.  A significant
               ------------------------------
number of events have transpired which suggest that Mr. Blay has made numerous decisions in his capacity as Chairman and Chief Executive Officer which are primarily motivated by his own self-interest rather than the best interests of the Company and its shareholders.

          At the Annual Meeting of Shareholders held on January 6, 1999, when asked to explain why the Board granted stock appreciation rights in circumvention of the will of the Company's shareholder expressed at the July 2, 1998 Special Meeting, Mr. Blay answered with the glib statement, "Do you want us to sell the Company?" Such a response clearly demonstrates that Mr. Blay was willing to consider a sale of the Company only if he were assured a significant personal benefit, at the expense of the Company's shareholders, from such sale. In view of the fact that the Company elected to spurn a $16 per share interest (post split) from Big Flower Holdings, a credible buyer, in early 1998, we must question whether that decision was prompted by Mr. Blay's concern that he had not yet been awarded additional equity by the Company. That conclusion is further bolstered by the decision of the Company to engage Schroder & Co., Inc. at the same time that it awarded Mr. Blay his SARs.
































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          The award of the SARs to Mr. Blay in clear violation of
the expressed will of the Company's shareholders is in all events inexcusable. Later actions relating to the SARs further compound the error. We have retained counsel to review the actions relating to the award of the SARs to determine whether the Company violated any Delaware corporate laws or Federal securities laws in connection with such awards, especially given that the Company has been anything but forthright in its disclosure to stockholders regarding the awards. The effected ignorance of Mr. Blay and the Company's attorney at the Annual Meeting of Shareholders of such basic terms of the SARs as its change of control provisions creates the inference that either
(i) the terms of the SARs had not yet been finalized and approved by the Board of Directors despite being otherwise disclosed, (ii) the directors had breached their duty of care under Delaware law in awarding the SARs and/or (iii) Messrs. Blay and Birgbauer were not being forthright with the shareholders. Any of the foregoing is reason enough to terminate Mr. Blay's employment with the Company for cause. Of course, the failure of Mr. Blay to justify the award to him of twice as many SARs as options under his employment agreement suggests further self interest. In addition, although SEC rules may not require disclosure in the Annual Meeting proxy statement of the terms of the SARs, it is shocking under these circumstances that the Company would endorse a statement to the effect that such disclosure will be made a year or more later. Indeed, in view of the material amendment to Mr. Blay's employment agreement effected by the award of the SARs in lieu of the contingent options, we believe that disclosure of the terms of the SARs is indeed mandated by the SEC disclosure rules.

          In addition to the foregoing, it was at the direction of Mr. Blay that the corporate headquarters was moved to Michigan, a move described by the last analyst to follow the Company as follows: "it appears the basis for this decision is that INDE's CEO lives there." Of course, the Company, and not the CEO, must pay the additional overhead costs of maintaining its headquarters in Michigan.

          2.   Disclosure Obligations.  In his capacity as
               ----------------------
Chairman and Chief Executive Officer, Mr. Blay has responsibility to ensure that the Company satisfies its disclosure obligations under Federal law. Ever since Mr. Blay assumed the post of Chairman of the Board, the disclosures relating to any matters in which Mr. Blay has an interest have been meager or non-existent. Mr. Blay's failure to file applicable forms under Section 16(a) of the Exchange Act, particularly as they relate to purchases of the Company's stock at the time that Big Flower Holdings was seeking to negotiate an acquisition of the Company, have been widely reported. His failure to file his employment agreement with the SEC until two days prior to the Annual Meeting (and only in response to letters from a 13D group of shareholders), and even then to omit the SARs which materially amend the agreement, is a clear violation of the SEC disclosure obligations. Indeed, to this day, there is a gap in disclosure relating to Mr. Blay's terms of employment from the date Mr. Blay was appointed Chief Executive Officer until the date of his employment agreement (which is dated as of February 6, 1998 but is likely to have been drafted and agreed to long after that date). In addition, the Company has never disclosed the reasons why Messrs. Kunkel and Fitchey were removed from the Board of Directors, although we suspect that it relates to their role on the Compensation Committee and their attempt in that capacity to ensure

























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the truth of the Company's April 1, 1997 press release which stated that Mr. Blay's compensation plan was based primarily on stock performance. Of course the compensation plan Mr. Blay negotiated with himself provides him enormous benefits with no performance hurdles. Further disclosure which would appear to be required under SEC rules but has never been made available to shareholders relates to the terms of the $15 million financing completed in March 1998, and the related warrants and debenture. One wonders whether any terms of those instruments serve Mr. Blay's special interests.

          3.   Material Harm to the Company.  At the time of Mr.
               ----------------------------
Blay's appointment as Chairman, the Company was extremely well positioned to be sold for a fair price that would have given value to shareholders. Indeed, the terms of Mr. Blay's engagement were negotiated with just such a sale as the basic premise. In lieu of pursuing that direction, as noted above, Mr. Blay turned down the opportunity to negotiate the sale of the Company to a bona fide buyer while he purchased shares on the open market, maneuvered to obtain equity grants from the Company and agreed to a very rich golden parachute payment. In addition, the acquisition of Revive Technologies, Inc. for a grossly inflated purchase price with no fairness opinion, questionable due diligence and extremely limited indemnifications, has served to significantly decrease the value of the Company to any potential third party. Accordingly, the value of the Company to the shareholders has been materially diminished by dint of Mr. Blay's self-serving actions and poor strategic decisions.

          We would appreciate your prompt attention to this letter and the actions requested herein.

                              Very truly yours,

                              By: /s/ Robert Lautz
                                 -----------------
                                  Robert Lautz

                              By: /s/ Cary Fitchey
                                 -----------------
                                  Cary Fitchey

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